

10025616

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 51365

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01.01.09__ AND ENDING __12.31.09__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **WindRiver Capital LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3501 N. Glenwood Circle
(No. and Street)

Provo   **Utah**   **84604**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steve Bates   **801.232.2229**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stayner Bates & Jensen PC
(Name – if individual, state last, first, middle name)

510 S. 200 W. #200   **Salt Lake City**   **UT**   **84110**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Steve Bates** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Wind River Capital LLC** , as of **12-31** , 20**09** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

N/A

_____

_____

Signature

Managed Member

Title

STATE OF UTAH Utah
COUNTY OF:
ON THE __17__ DAY OF __February__ 2010
PERSONALLY APPEARED BEFORE ME Steven
Bates SIGNER(S) OF THE ABOVE
INSTRUMENT, WHO DULY ACKNOWLEDGED TO ME THAT
HE / SHE / THEY EXECUTED THE SAME.

Caryn Hone

NOTARY PUBLIC

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WINDRIVER CAPITAL, LLC

Financial Statements for the
Year Ended December 31, 2009
and Independent Auditors' Report

CRD # 46284

CONTENTS



Stayner Bates & Jensen P.C.

Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

To the Members of
WindRiver Capital, LLC
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of WindRiver Capital, LLC as of December 31, 2009 and the related statements of income and changes in members' equity, and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3-1. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WindRiver Capital, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information on pages 10 to 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Stayner, Bates & Jensen, P.C.

Stayner, Bates & Jensen, P.C.
Salt Lake City, Utah
January 28, 2010

510 South 200 West Suite 200 • Salt Lake City, Utah 84101 • 801.531.9100 • Fax 801.531.9147
Mail: P.O. Box 2995 • Salt Lake City, Utah • 84110-2995

WINDRIVER CAPITAL, LLC
Statement of Financial Condition

ASSETS

	December 31, 2009
CURRENT ASSETS	
Cash and cash equivalents (Note 2)	$ 242,314
Settlement receivable (Note 3)	75,000
Prepaid expenses	1,682
Total Current Assets	318,996
PROPERTY AND EQUIPMENT, NET (Note 4)	1,295
TOTAL ASSETS	$ 320,291

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	$ -
MEMBERS' EQUITY	320,291
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 320,291

The accompanying notes are an integral part of these financial statements.

WINDRIVER CAPITAL, LLC
Statement of Income and Changes in Members' Equity

	For the Year Ended December 31, 2009
REVENUES	
Interest income	$ 2,580
TOTAL REVENUES	2,580
OPERATING EXPENSES	
Depreciation and amortization	664
General and administrative	4,511
TOTAL OPERATING EXPENSES	5,175
NET LOSS	(2,595)
MEMBERS' EQUITY, BEGINNING OF YEAR	322,886
MEMBERS' EQUITY, END OF YEAR	$ 320,291

The accompanying notes are an integral part of these financial statements.

WINDRIVER CAPITAL, LLC
Statement of Cash Flows

	For the Year Ended December 31, 2009
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (2,595)
Adjustment to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	664
Changes in operating assets:	
Decrease in settlement receivable	50,000
Increase in prepaid expenses	(1,682)
Net Cash Provided by Operating Activities	46,387
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	-
NET INCREASE IN CASH AND CASH EQUIVALENTS	46,387
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	195,927
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 242,314
SUPPLEMENTAL INFORMATION	
Cash paid for interest	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF ORGANIZATION

The financial statements presented are those of WindRiver Capital, LLC (the Company). The Company was originally organized as a Limited Liability Company in the State of Utah in October 1998.

The Company offers services to raise money and capital for companies, and to give advice related to mergers and acquisitions. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i) and does not hold funds or securities or owe funds or securities for, or owe money or securities to, customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Accounting Method

The financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year-end.

b. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. Cash and Cash Equivalents

Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

d. Property and Equipment

Property and equipment are stated at cost. Betterments and improvements are capitalized over their estimated useful lives, whereas repairs and maintenance expenditures on the assets are charged to expense as incurred. When assets are disposed of, the cost and accumulated depreciation (net book value of the assets) is eliminated and any resulting gain or loss is reflected accordingly. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Furniture and fixtures	7 years

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

e. Concentration of Credit Risk

The Company maintains its cash in federally insured bank accounts. At times, the amounts exceed insured limits, currently at $250,000 per account. The Company does not anticipate any losses from this risk.

f. Revenue Recognition

Transaction fees (deal fees) are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. Nonrefundable retainers are recognized as received. Costs connected with transaction fees are expensed as incurred.

g. Income Taxes

The Company is treated as a partnership for income tax purposes and as such, each member is taxed separately on their distributive share of the Company's income whether or not that income is actually distributed. Therefore, no accrual for income taxes has been recorded in the financial statements.

NOTE 3 - SETTLEMENT RECEIVABLE

During a prior year, the Company was involved in a lawsuit to recover damages of approximately $1,200,000 from Unicity International, Inc. ("Unicity") for its failure to pay the Company certain investment banking fees that were due to the Company under an agreement during 2005.

During the year ended December 31, 2008, the parties to the litigation entered into a settlement, pursuant to which Unicity was required to pay the Company a total of $275,000 over a period of approximately two and a half years (the total settlement was for a total of $550,000, of which the Company is entitled to 50% of the settlement). $200,000 of this amount was received by the Company prior to December 31, 2009. The remaining $75,000 is due to the Company at the following dates:

- $62,500 prior to January 10, 2010
- $12,500 prior to July 10, 2010

Accordingly, the $75,000 amount is being shown as a current asset in the accompanying statement of position as of December 31, 2009 (which $62,500 was received by the Company on January 10, 2010). Management believes that the remaining $12,500 is fully collectible, thus no allowance for bad debts has been recorded by the Company as of December 31, 2009.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2009:

Furniture and fixtures	$	34,576
Less: accumulated depreciation		(33,281)
Office furniture and fixtures, net	$	1,295

Depreciation and amortization expense on furniture and fixtures was $664 for the year ended December 31, 2009.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital of $5,000. At December 31, 2009, the Company had net capital of $242,314 which was $237,314 in excess of its required net capital of $5,000.

NOTE 6 - RESERVE REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 (per paragraph K (2) (i)) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold fund or securities of customers.

NOTE 7 - SUBSEQUENT EVENTS

For purpose of these financial statements and all disclosures, subsequent events were evaluated through January 28, 2010, which is the date the financial statements were available to be issued.

WINDRIVER CAPITAL, LLC
Computation of Net Capital Requirements Pursuant To Rule
15c3-1 of the Securities and Exchange Commission
December 31, 2009

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$	320,291
Non-allowable assets (see page 11)		(77,977)
NET CAPITAL	$	242,314

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net aggregate indebtedness - ~~6-2/3% of net aggregate indebtedness~~	$	
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	237,314
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	242,314

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities net of deferred income taxes payable and deferred income	$	-
Percentage of aggregate indebtedness to net capital		0%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	244,953
Audit Adjustments		(2,639)
NET CAPITAL PER AUDIT REPORT	$	242,314

NON-ALLOWABLE ASSETS

Settlement receivable	$	75,000
Prepaid expenses		1,682
Property and equipment, at cost, net of accumulated depreciation of $33,281		1,295
	$	77,977

PART II

WINDRIVER CAPITAL, LLC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2009



Stayner Bates & Jensen P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT
<u>ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5</u>

To the Members of
WindRiver Capital, LLC
Salt Lake City, Utah

In planning and performing our audit of the financial statements of WindRiver Capital, LLC (hereafter referred to as the "Company") for the year ended December 31, 2009, we have considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. We did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles.

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be a material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures that we considered to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2009 and no facts came to our attention indicating that such conditions had not been complied with during the year then ended.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate on December 31, 2009 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Stayner, Bates & Jensen, P.C.

Stayner, Bates & Jensen, P.C.
Salt Lake City, Utah
January 28, 2010


UPDATA SECURITIES, INC.

Financial Statements
and Supplementary Information

For the Year Ended
December 31, 2009

(With Independent Auditors' Report Thereon)

Pegg & Pegg LLP
New York, NY